EXHIBIT 99.1

Unaudited Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2011 and 2010

Exeter Resource Corporation Consolidated Statements of Financial Position (Expressed in Thousands of Canadian Dollars, Except Share Data)

		March 31, 2011	December 31, 2010	January 1, 2010
Assets

Current
Cash and cash equivalents	(Note 8)	$84,723	$90,608	$80,624
Amounts receivable and prepaid expenses		531	520	410
Due from related parties	(Note 14)	202	9	16
Current assets related to discontinued operations		–	–	592
		85,456	91,137	81,642

Property and equipment	(Note 9)	261	234	278
Long term assets related to discontinued operations		–	v	3,442
		$85,717	$91,371	$85,362

Liabilities

Current
Accounts payable and accrued liabilities		$1,992	$1,578	$2,659
Due to related parties	(Note 14)	135	118	67
Current liabilities related to discontinued operations		–	–	1,435
		2,127	1,696	4,161

Shareholders’ Equity

Share capital	(Note 11)	238,723	238,454	174,418
Contributed surplus	(Note 13)	29,390	26,467	18,265
Deficit		(184,523)	(175,246)	(111,482)
		83,590	89,675	81,201
		$85,717	$91,371	$85,362

Contractual Obligations	(Note 15)

Approved by the Directors:
“Bryce Roxburgh”	Director
“Douglas Scheving”	Director

See accompanying notes to the consolidated financial statements

Exeter Resource Corporation
Consolidated Statements of Income(Loss) and Comprehensive Income (Loss) (Expressed in Thousands of Canadian Dollars, Except Share Data)

For the three months ended March 31,		2011	2010
Income
Interest income		$255	$144

Expenses
Accounting and audit		42	63
Administration salaries and consulting	(Note 12)	594	660
Directors’ fees	(Note 12)	847	1,262
Foreign exchange loss/(gain)		9	(44)
General and administration		185	199
Legal fees		63	135
Management fees	(Note 12)	864	638
Mineral property exploration expenditures	(Note 12)	6,536	7,079
Shareholder communications	(Note 12)	254	437
Stock exchange listing and filing fees		138	46
		9,532	10,475

Loss from continuing operations		(9,277)	(10,331)
Gain from discontinued operations	(Note 6)	-	116,547
Net (loss) income and comprehensive (loss)income for the period		(9,277)	106,216

Basic & diluted (loss) per common share from continuing operations		$(0.11)	$(0.14)

Weighted average number of common shares outstanding		86,338,336	73,926,035

See accompanying notes to the consolidated financial statements

Exeter Resource Corporation
Consolidated Statements of Cash Flow (Expressed in Thousands of Canadian Dollars, Except Share Data)

For the three months ended March 31,		2011	2010

Operating Activities

Net loss from continuing operations for the period		$(9,277)	$(10,331)
Non-cash items:
Amortization		14	14
Donation of shares		–	86
Stock-based compensation	(Note 12)	3,034	3,220
		(6,229)	(7,011)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		(11)	(49)
Due from related parties		(193)	–
Due to related parties		17	(181)
Accounts payable and accrued liabilities		414	304

Cash flows from the operating activities of continuing operations		(6,002)	(6,937)

Gain for the period from discontinued operations		–	116,547
Non cash items:
Amortization		–	4
Stock-based compensation	(Note 12)	–	826
Gain on the transfer of assets		–	(122,053)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		–	(56)
Accounts payable and accrued liabilities		–	60
Due to related parties		–	(238)

Cash flows from the operating activities of discontinued operations		–	(4,910)
Cash flows from operating activities		(6,002)	(11,847)
Financing Activities
Issue of share capital for cash	(Note 11)	158	1,839
Cash flows from financing activities		158	1,839
Investing Activities
Acquisition of property and equipment		(41)	(6)
Cash flows from investing activities of continued operations		(41)	(6)
Acquisition of property and equipment		–	(85)
Cash flows from investing activities of discontinued operations		–	(85)
Cash flows from investing activities		(41)	(91)
Cash transferred on Plan of Arrangement		–	(25,498)
Net decrease in cash and cash equivalents		(5,885)	(35,597)
Cash and cash equivalents – beginning of the period		90,608	81,089
Cash and cash equivalents – end of the period		$84,723	$45,492

See accompanying notes to the consolidated financial statements

Exeter Resource Corporation Consolidated Statement of Changes in Equity (Expressed in Thousands of Canadian Dollars, Except Share Data)

		Issued Share Capital
		Number of Shares	Amount	Contributed Surplus	Deficit	Total Shareholders' Equity

Balance -January 1, 2010		73,897,702	$174,418	$18,265	$(111,482)	$81,201
Additions during the year:
–	Exercise of warrants	723,551	2,306	–	–	2,306
–	Exercise of stock options	2,401,500	4,461	–	–	4,461
–	Donation	10,000	86	–	–	86
–	Equity financing net of share issue costs	9,274,750	53,779	–	–	53,779
–	Contributed surplus allocated on exercise of agent’s Warrants	–	818	(818)	–	–
–	Contributed surplus allocated on exercise of stock options	–	2,586	(2,586)	–	–
–	Stock-based compensation	–	–	11,606	–	11,606
–	Transfer of net assets on Plan of Arrangement	–	–	–	(150,000)	(150,000)
–	Net income for the year	–	–	–	86,236	86,236
Balance - December 31, 2010		86,307,503	$238,454	$26,467	$(175,246)	$89,675

Balance - January 1, 2011	86,307,503	$238,454	$26,467	$(175,246)	$89,675
Additions during the period:
– Exercise of stock options	78,750	158	–	–	158
– Contributed surplus allocated on exercise of options	–	111	(111)	–	–
– Stock-based compensation	–	–	3,034	–	3,034
– Net loss for the period	–	–	–	(9,277)	(9,277)
Balance – March 31, 2011	86,386,253	$238,723	$29,390	$(184,523)	$83,590

See accompanying notes to the consolidated financial statements

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

1.	Nature of Business

Exeter Resource Corporation (“Exeter” or the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada with principal place of business in Vancouver, Canada, and, together with its subsidiaries, is engaged in the acquisition and exploration of mineral properties located in Chile.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

2.	Basis of Preparation and Adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards, and required publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these condensed consolidated interim financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of International Financial Reporting Standards (“IFRS”).

These condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 and IFRS 1. Subject to certain elections disclosed in Note 3, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at January 1, 2010 (“the transition date”) and throughout all periods presented, as if these policies had always been in effect. Note 3 discloses the impact of the transition to IFRS on the Company’s reported financial results, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and effective as of June 9, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these condensed consolidated interim financial statements, including the transition adjustments recognized on change-over to IFRS. As these unaudited interim financial statements do not contain all the disclosures required under IFRS, they should be read in conjunction with the Company’s audited consolidated financial statements as at December 31, 2010.

3.	Explanation of Transition to IFRS

The accounting policies set out in Note 5 have been applied in preparing these financial statements for the period ended March 31, 2011, the comparative information for the year ended December 31, 2010 and for the period ended March 31, 2010 and in the preparation of the opening IFRS balance sheet at January 1, 2010 (the Company’s date of transition).

In preparing its opening IFRS balance sheet, Exeter has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected Exeter’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

3.	Explanation of Transition to IFRS (Continued)

Initial elections upon adoption

Set out below are the applicable IFRS 1 exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS:

a)	IFRS exemption options:

Exemption for share-based payment transactions

An IFRS 1 exemption allows the Company to not apply IFRS 2, ‘Share-based payment’, to equity instruments granted after November 7, 2002 and vested before the date of transition to IFRS. The Company has elected to take the exemption and, as a result, was only required to recalculate the impact on any share based payments that have not vested at the date of transition, January 1, 2010. This standard had no material impact on the consolidated financial statements.

Cumulative translation differences

An IFRS 1 exemption allows the Company to set the currency translation adjustment, which is included in accumulated other comprehensive income, to zero at January 1, 2010 and adjust deficit by the same amount. If, subsequent to adoption, a foreign operation is disposed ofthe translation differences that arosebefore the date of transition to IFRS will not affect the gain or loss on disposal.  This standard had no material impact on the consolidated financial statements.

Business combinations

IFRS 1 provides the option to apply IFRS 3R, Business Combinations, retrospectively or prospectively from the Transition Date.The Company elected to adopt IFRS 3R effective January 1, 2010. The standard had no material impact on the consolidated financial statements.

b)	Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity, income (loss), and comprehensive income (loss)for prior periods. As the Company’s first-time adoption of IFRS had an impact on net income (loss) and comprehensive income (loss),the following tables represent the reconciliation from Canadian GAAP to IFRS for the opening balance sheet (January 1, 2010) and the related impact on deficit.

i.	There were no differences noted between the Canadian GAAP and IFRS consolidated statements of financial position at January 1, 2010, March 31, 2010 and December 31, 2010.

ii.
A reconciliation between the Canadian GAAP and IFRS net income (loss) and comprehensive income (loss) for the year ended December 31, 2010 and the three month period ended March 31, 2010 is provided below:

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

3.	Explanation of Transition to IFRS (Continued)

	Year ended December 31, 2010			Three months ended March 31, 2010
	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS
Income
Interest income	$530	$–	$530	$144	$–	$144

Expenses
Accounting and audit	169	–	169	63	–	63
Administration salaries and consulting	2,466	–	2,466	660	–	660
Director’s fees	3,725	–	3,725	1,262	–	1,262
Foreign exchange (gain) loss	34	–	34	(44)	–	(44)
General and administration	638	–	638	199	–	199
Legal fees	145	–	145	135	–	135
Management fees	2,619	–	2,619	638	–	638
Mineral property exploration expenditures	19,758	–	19,758	7,079	–	7,079
Shareholder communications	1,152	–	1,152	437	–	437
Stock exchange listing and filing fees	135	–	135	46	–	46
	30,841	–	30,841	10,475	–	10,475

Loss from continuing operations	(30,311)	–	(30,311)	(10,331)	–	(10,331)
Gain(loss) from discontinued operations	(5,506)	122,053	116,547	(5,506)	122,053	116,547
Net income/(loss) and comprehensive income (loss for the year/period	(35,817)	122,053	86,236	(15,837)	122,053	106,216
Transfer of net assets on Plan of Arrangement	(27,947)	(122,053)	(150,000)	(27,947)	(122,053)	(150,000)
Deficit at beginning of year/period	(111,482)	–	(111,482)	(111,482)	–	(111,482)

Deficit at end of year/period	$(175,246)	$–	$(175,246)	$(155,266)	$–	$(155,266)

Notes to the IFRS reconciliation above:

Adjustment related to Plan of Arrangement

Under Canadian GAAP – The transfer of non-cash assets in relation to the Plan of Arrangement had to be done at cost.

Under IFRS – The transfer of non-cash assets in the form of a distribution to the shareholders is required to be recorded at the fair value of the non-monetary assets transferred.

At the date of the Plan of Arrangement, the Company estimated the fair value of the Argentine assets that were transferred to Extorre Gold Mines Limited (“Extorre”) at $150,000. Under Canadian GAAP, the Company had previously recorded the distribution of the net assets at the cost amount of $27,947. As a result, under IFRS, the Company recognized a gain of $122,053 on the net assets distributed. The increase in fair value had no impact on the net cash flows of the Company as the gain was a non-cash item.

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

3.	Explanation of Transition to IFRS (Continued)

iii.	The following is a summary of the transition adjustments to Exeter’s deficit from Canadian GAAP to IFRS:

	December 31, 2010	March 31, 2010	January 1, 2010

Deficit as reported under Canadian GAAP	$175,246	$155,266	$111,482
Adjustment to the gain on assets transferred under the Plan of Arrangement	(122,053)	(122,053)	–
Adjustment to the value of net assets transferred under the Plan of Arrangement	122,053	122,053	–
Deficit as reported under IFRS	$175,246	$155,266	$111,482

4.	Changes in Accounting Policy and Disclosures

In May 2011, the IASB issued the following standards which have not yet been adopted by the Company: IFRS 9, Financial instruments - Classification and Measurement (IFRS 9), IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 11, Joint Arrangements (IFRS 11), IFRS 12, Disclosure of Interests in Other Entities (IFRS 12), IAS 27, Separate Financial Statements (IAS 27), IFRS 13, Fair Value Measurement (IFRS 13) and amended IAS 28, Investments in Associates and Joint Ventures (IAS 28). Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

The following is a brief summary of the new standards:

IFRS 9 – Financial instruments - classification and measurement

This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding the instrument to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is recorded at fair value through profit or loss.

IFRS 10 – Consolidation

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its control over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 - Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers.

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

4.	Changes in Accounting Policy and Disclosures (Continued)

IFRS 12 – Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to Other Standards

In addition, there have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

5.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of these standards or determined whether it will adopt the standards early.

a)	Basis of Presentation

These consolidated financial statements include the accounts of the following significant subsidiaries:

	Incorporation	Percentage of Ownership
Sociedad Contractual Minera Eton Chile	Chile	100%
Sociedad Contractual Minera Retexe Chile	Chile	100%

All intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

b)	Mineral property exploration expenditures

The Company expenses exploration expenditures when incurred.

c)	Cash and cash equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with an initial term to maturity of 90 days or less.

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

5.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty (Continued)

d)	Translation of foreign currencies

(i) Functional and presentation currency

The financial statements of each entity in the Company group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars.

The functional currency of the Company’s subsidiaries Sociedad Contractual Minera Eton Chileand Sociedad Contractual Minera Retexe Chile is the Chilean Peso.

The financial statements of the Company’s Chilean subsidiaries (“foreign operations”) are translated into the Canadian dollar presentation currency as follows:

●	Assets and liabilities – at the closing rate at the date of the statement of financial position.

●	Income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates).

●	All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in other comprehensive income.

When an entity disposes of its entire interest in a foreign operation, or losses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

(i) Transaction and balances

Foreign currency transactions are translated into the functional currency of an entity using the exchange rates prevailing at the dates of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of income.

e)	Earnings (Loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period.  Diluted loss per share is calculated on the earnings attributable to ordinary equity holders and the weighted average number of shares outstanding after adjusting for the effects of all potential ordinary shares. This method requires that the number of shares used in the calculation be the weighted average number of shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. This method assumes that the potential ordinary shares converted into ordinary shares at the beginning of the period (or at the time of issuance, if not in existence at has not been presented separately as the effect of common shares issuable on the exercise of stock options and share purchase warrants would be anti-dilutive.

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

5.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty (Continued)

f)	Property and equipment

Property and equipment are carried at cost less accumulated amortization and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Amortization is calculated at the following annual rates:

Canada
Computer equipment	Declining balance	– 30%
Computer software	Declining balance	– 50%
Equipment	Declining balance	– 20%
Leasehold improvements	Straight-line	– 5 years (term of lease)
Office equipment	Straight-line	– 20%

Chile
Computer equipment	Straight-line	– 3-6 years
Equipment including vehicles	Straight-line	– 3-7 years
Office equipment	Straight-line	– 5-7 years

g)	Stock-based compensation

The Company has adopted an incentive stock option plan.Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. All stock-based awards are measured and recognized using the fair-value method as determined by the Black-Scholes option pricing model. Awards that the Company has the ability to settle with stock are recorded as equity. Compensation expense is recognized over the tranche’s vesting period, based on the number of awards expected to vest.

h)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized either in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or in equity respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

5.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty (Continued)

i)	Use of estimates and judgements

The preparation of the consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Areas of estimates include assumptions used in the accounting for stock based compensation, valuation of future income tax benefits and contingent liabilities. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

j)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

●
Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables are comprised of cash and cash equivalents, accounts receivable, and amounts due from related parties, and are included in current assets due to their short-term nature.Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

●
Financial liabilities at amortized cost: Financial liabilities at amortized cost include accounts payable and accrued liabilities and amounts due to related parties. Accounts payables are initially recognized at the amount required to be paid less, when material, a discount to reduce the payables to fair value. Financial liabilities are classified as current liabilities as payment is due within twelve months.

k)	Discontinued operations

Operating results of a Company’s components disposed of or being classified as held-for-sale are reported as discontinued operations if the operations and cash flows of those components have been, or will be, eliminated from the Company’s current operations pursuant to the disposal and if the Company does not have significant continuing involvement in the operations of the component after the disposal transaction. A component of an enterprise includes operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company’s operations and cash flows.

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

6.	Discontinued Operations and Transfer of Assets

On March 24, 2010 the Company completed a Plan of Arrangement (the “Arrangement”) under the British Columbia Business Corporation Act pursuant to which it transferred its Argentine net assets to Extorre. Under the Arrangement, each shareholder of the Company received one share of Extorre for each share of the Company held. The Company transferred its wholly owned subsidiaries, Estelar Resources Limited (“Estelar”) and Cognito Limited (“Cognito”) (together “Argentine Business”), both companies incorporated in the British Virgin Islands, to Extorre. Estelar and Cognito hold the Argentine assets which included cash and working capital balances, and the interest in a number of precious and base metal projects, Cerro Moro, the Don Sixto property, and various other exploration properties.

The Arrangement was approved by the board of directors of Exeter and, among other things, the favourable vote of Exeter’s common shareholders at a special shareholders’ meeting held on March 11, 2010.

At the time of the transfer under Canadian GAAP, the Company did not realize any gain or loss on the disposition of the Argentine Business, which was comprised of a cash contribution of $25.0 million, and the Argentine assets and liabilities as at the effective date of the Arrangement. However, upon transition to IFRS, the Company was required to fair value the net assets that were transferred to Extorre and as such has recognized a gain of $122,053 on the transfer of those assets during the period ended March 31, 2010.

The Company accounted for the financial results associated with the Argentine Business up to the date of the Arrangement as discontinued operations for the period ended March 31, 2010.

The amount recognized as gain from discontinued operations includes the direct operating results of Estelar and Cognito and an allocation of head office general and administrative expense. The allocation of head office general and administrative expense was calculated on the basis of the ratio of costs incurred on the Argentine assets in each period presented as compared to the costs incurred on all mineral properties of the Company in each of the periods.

Thefair value of the net Argentine assets transferred under the Plan of Arrangement pursuant to IFRS is summarized in the table below:

March 24, 20101
Cash and cash equivalents	$25,498
Amounts receivable and prepaid expenses	183
Due from related party	238
Long term assets:
Property and equipment	169
Mineral properties	125,407
Accounts payable and accrued liabilities	(1,495)
Fair value of the net assets transferred to Extorre	$150,000

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

6.	Discontinued Operations and Transfer of Assets (Continued)

The following table shows the results related to discontinued operations for the three month periods ended March 31, 2011 and 2010:

		Three Months ended March 31
		2011	2010
Accounting and audit		$–	$49
Administration salaries and consulting	(Note 12)	–	281
Bank charges		–	15
Foreign exchange loss		–	70
Legal fees		–	76
Management fees	(Note 12)	–	358
Mineral property exploration expenditures	(Note 12)	–	4,453
Office and miscellaneous		–	13
Rent		–	8
Shareholder communications	(Note 12)	–	131
Stock exchange listing and filing fees		–	23
Telecommunications		–	4
Transfer agent		–	3
Travel and promotion		–	22
		–	(5,506)
Gain on transfer of net assets at fair value		–	122,053
Gain from discontinued operations		$–	$116,547

7.	Financial Instruments

a)	Fair Value

The fair value of financial instruments at March 31, 2011 and December 31, 2010 is summarized as follows:

	2011		2010
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Loans and receivables
Cash and cash equivalents	$84,723	$84,723	$90,608	$90,608
Amounts receivable – at amortized cost	$284	$284	$221	$221
Due from related parties	$202	$202	$9	$9
Financial Liabilities at amortized cost
Accounts payable and accrued liabilities	$1,992	$1,992	$1,578	$1,578
Due to related parties	$135	$135	$118	$118

The carrying amount of amounts receivable, accounts payable and accrued liabilities and due to related parties approximates fair value due to their short term to maturity.

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

7.	Financial Instruments(Continued)

b)	Financial Risk Management

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk
Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and amounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Chile as required to meet current expenditures. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

Currency risk
The Company operates in a number of countries, including Canada and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, US Dollars, Australian Dollars and Chilean Pesos) and are therefore subject to fluctuation against the Canadian Dollar.

The Company had the following balances in foreign currency as at March 31, 2011 and December 31, 2010 as follows:

	2011 (in thousands)
	Chilean Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	558,641	272	–
Amounts receivable	20,430	–	–
Accounts payable and accrued liabilities	(726,890)	(168)	(154)
Net balance	(147,819)	104	(154)
Equivalent in Canadian Dollars	(301)	101	(155)
Rate to convert to $1.00 CDN	0.002038	0.9696	1.0065

2010 (in thousands)
	Chilean Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	353,252	298	–
Amounts receivable	52,047	–	–
Accounts payable and accrued liabilities	(435,008)	(173)	(111)
Net balance	(29,709)	125	(111)
Equivalent in Canadian Dollars	(63)	(124)	(113)
Rate to convert to $1.00 CDN	0.002125	0.9946	1.0180

Based on the above net exposures as at March 31, 2011, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Chilean peso, US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $30, $10 and $16 respectively in the Company’s net loss.

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

7.	Financial Instruments(Continued)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at March 31, 2011 ranged between 1.2% and 1.3%.

Based on the amount of cash and cash equivalents invested at March 31, 2011, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $424 in the interest earned by the Company per annum.

Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances.

8.	Cash and Cash Equivalents

	March 31, 2011	December 31, 2010
Cash
Investment Savings Accounts	$52,661	$58,546
Guaranteed Investment Certificates	32,062	32,062
Total	$84,723	$90,608

9.	Property and Equipment

	March 31, 2011			December 31, 2010
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Canada
Computer equipment	$106	$77	$29	$106	$75	$31
Computer software	15	15	–	15	15	–
Equipment	44	30	14	44	29	15
Leasehold improvements	29	–	29	–	–	–
Office equipment	51	20	31	45	18	27
	245	142	103	210	137	73
Chile
Computer equipment	$5	$3	$2	$5	$3	$2
Equipment including vehicles	289	135	154	283	126	157
Office equipment	5	3	2	5	3	2
	299	141	158	293	132	161
	$544	$283	$261	$503	$269	$234

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

10.	Mineral Properties - Acquisition and Exploration Costs

a)	Acquisition Costs

Caspiche

By an agreement dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile. Under the terms of the agreement, the Company had the right to earn a 100% interest in the properties by incurring aggregate expenditures of US$2.55 million over five years including conducting 15,500 meters (“m”) of drilling with vendor retaining a 3% net smelter royalty (“NSR”) in the properties. The Company met the requirements to exercise the option to acquire 100% interest in the properties and effective February 14, 2011 exercised the option to acquire the properties subject to the NSR and the vendor’s buy back right by paying the Company’s expenditures incurred on the property if the property is not put into production within 15 years of exercising the option.  In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity. The Company is required to pay an advance annual royalty of US$250,000 for the period March 31, 2011 to March 31, 2020 and thereafter US$1 million for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production at which time the advance royalty will cease and NSR will be payable.

b)	Exploration Costs

The tables below shows the exploration expenditures of the Company by project for the periods ended March 31, 2011 and 2010.

	2011		2010
	Chilean Properties	Discontinued Operations	Chilean Properties	Total
Assays	$49	$437	$112	$549
Consultants and contractors	1,085	20	125	145
Drilling	1,781	1,321	3,721	5,042
Engineering	208	123	54	177
Environmental	4	146	14	160
Field camp	524	312	705	1,017
Geological *	666	494	588	1,082
IVA tax	384	491	790	1,281
Legal and title	358	76	30	106
Metallurgical *	333	116	234	350
Office operations	66	179	39	218
Resource development	6	50	50	100
Travel	262	221	192	413
Wages and benefits *	594	467	425	892
Water rights option	216
Exploration costs	$6,536	$4,453	$7,079	$11,532
Cumulative exploration costs	$49,476	$57,190	$30,531	$87,721

*Includes stock-based compensation as reflected below:

	2011	2010
Geological	$544	$626
Metallurgical	106	211
Wages and benefits	286	138
Total	$936	$975

11.	Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares.

The Company has issued shares of its capital stock as follows:

	March 31, 2011
	Number of Shares	Amount
Balance, beginning of year	86,307,503	$238,454
Issued during the year for:
Cash
Exercise of options	78,750	158
Contributed surplus allocated
Exercise of options	-	111
Balance, end of period	86,386,253	$238,723

During the period the Company issued 78,750 shares pursuant to the exercise of options at an average price of $2.01 per share for a total consideration of $158. Contributed surplus allocated to share capital upon the exercise of stock options was $111.

Discontinued Operations Net Income Per Share

March 31, 2010

Net income from discontinued operations	$106,216
Net income per share:
Basic	$1.44
Diluted	$1.32

Weighted average number of shares outstanding:
Basic:	73,926,035
Effect of dilutive shares:
Stock options	6,316,071
Warrants	406,657
Diluted	80,648,763

12.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, which was approved by shareholders on March 11, 2010, may not exceed 15% of the issued and outstanding shares of the Company at the time of the option grant. At March 31, 2011, the maximum number of options issuable under the Plan was 12,957,938. The Plan provides for a limit on insider participation such that the shares reserved for issuance to insiders does not exceed 10% of the issued and outstanding shares of the Company.  Options granted under the Plan may have a maximum term of ten years. Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date. Options granted under the Plan may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange.

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

12.	Stock Option Plan (Continued)

A summary of the status of the Plan at March 31, 2011 and changes during the period is as follows:

	March 31, 2011
	Options	Weighted Average Exercise Price

Options outstanding, December 31, 2010	12,327,900	$4.10
Granted	200,000	5.27
Exercised	(78,750)	2.01
Forfeited	(122,500)	6.20
Options outstanding, March 31, 2011	12,326,650	$4.11

The following table summarizes information about the stock options outstanding at March 31, 2011.

Outstanding Options				Exercisable Options
Range of Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
1.01 - 2.00	2,597,400	1.75	$1.50	2,597,400	$1.50
2.01 - 3.00	3,580,000	2.37	2.35	3,580,000	2.35
4.01 - 4.00	243,750	3.49	3.99	243,750	3.99
5.01 - 6.00	965,000	3.04	5.42	765,000	5.46
6.01 +	4,940,500	4.41	6.49	2,159,250	6.70
	12,326,650	3.13	$4.11	9,345,400	$3.41

The weighted average fair market value of options granted during the period ended March 31, 2011 was $2.75 per share.

Stock-based Compensation

The fair value of the 200,000 options granted by the Company during the period ended March 31, 2011 was estimated at the grant dateusing the Black-Scholes option pricing model with the following assumptions:

Expected annual volatility	76%
Risk-free interest rate	2.31%
Expected life	3 years
Expected dividend yield	0.0%
Forfeiture rate	0.0%

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

12.	Stock Option Plan (Continued)

Stock-based compensation expense of $3,034 (2010 - $4,046) was recognised in the period and was allocated to contributed surplus.

Stock-based compensation has been allocated as follows:

	Three months ended March 31,
	2011	2010
		Discontinued Operations	Continuing Operations	Total
Administration salaries and consulting	$509	$217	$547	$764
Management fees	742	299	532	831
Directors’ fees	847	–	1,262	1,262
Shareholder communications	–	5	209	214
Mineral property exploration expenditures	936	305	670	975
Total	$3,034	$826	$3,220	$4,046

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in input assumptions can materially affect the fair value estimate, and, therefore, these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

13.	Contributed Surplus

Details are as follows:

Balance –January 1, 2010	$18,265
Stock-based compensation expense	11,606
Contributed surplus allocated on exercise of agent’s warrants	(818)
Contributed surplus allocated on exercise of stock options	(2,586)
Balance - December 31, 2010	26,467

Stock-based compensation expense	3,034
Contributed surplus allocated on exercise of stock options	(111)
Balance – March 31, 2011	$29,390

14.	Related Party Transactions

Amounts due from related parties of $202 at March 31, 2011 (December 31, 2010 - $9) is for the recovery of common expenditures from two corporations with common directors. The amounts due from related parties are non-interest bearing and have no terms of repayment.

Amounts due to related parties of $135 at March 31, 2011 (December 31, 2010 - $118) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business, and ongoing exploration expenditures payable to a related company.The amounts due to related parties are non-interest bearing and have no terms of repayment.

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

14.           Related Party Transactions (Continued)

During the three months ended March 31, 2011 a total of $290 (2010 - $361) was paid or accrued for related party transactions as described below:

a)
Exploration and consulting fees of $90 (2010 - $490) were paid or accrued to a corporation of which the President and CEO of the Company is a principal. As at March 31, 2011, the Company had amounts owing of $43 (2010 - $12) to this company.

b)
Exploration fees of $38 (2010 - $71) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development. As at March 31, 2011, the Company had amounts owing of $51 (2010 - $62) to this company.

c)	Management fees of $44 (2010 - $72) were paid to a corporation controlled by the Chairman of the Company. As at March 31, 2011, the Company had amounts owing of $31 (2010 - $22) to this company.

d)
Management fees of $50 (2010 - $70) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company. As at March 31, 2011, the Company had amounts owing of $nil (2010 - $nil) to this company.

e)
Management fees of $50 (2010 - $58) were paid or accrued to a corporation controlled by the Vice-President, Corporate Development and Legal Counsel. As at March 31, 2011, the Company had amounts owing of $nil (2010 - $nil) to this company.

f)
The Company paid or accrued rent expense of $15 (2010 - $nil) to a company controlled by a director of the Company. Of this amount, $8 was recovered from a corporation with common directors. As at March 31, 2011, the Company had amounts owing of $7 (2010 - $nil) to this company.

g)
The Company and Extorre incur certain expenditures for staff and exploration expenditures on behalf of each other. The net amount provided or incurred by Extorre on behalf of the Company during the three months ended March 31, 2011 was $2.  As at March 31, 2011, the Company had amounts owing of $nil (2010 - $22) to this company.

h)
Fees of $3 (2010 - $31) were paid or accrued to a company of which one of the officers of the Company was a partner for legal services. As at March 31, 2011, the Company had amounts owing of $3(2010 - $nil) to this company.

Upon completion of the Arrangement, the Company reached an agreement whereby Extorre will reimburse the Company for common expenditures incurred, based upon a mutually agreed percentage allocation of such expenditures. For the period ended March 31, 2011, the percentage allocation was 40%, resulting in approximately net $130 being recovered for administrative support, office overhead and travel from Extorre.

These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties.

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) For the three months ended March 31, 2011 and 2010 (Unaudited)

15.	Contractual Obligations

The Company leases offices in Vancouver and Chile and has expenditure, option payment and advance royalty obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant. Other financial commitments are summarized in the table below:

	Payments Due by Year
	Total	2011	2012 - 2013	2014 - 2016
Office and equipment leases*	$502	$123	$176	$203
Property access agreements	241	123	118	–
Total	$743	$246	$294	$203

*The Company together with two associated companies has entered into a lease for office premises. The amount reflected above is the Company’s share of the lease obligation.

16.	Segmented Information

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development. Following is a summary of assets and liabilities classified by place of business:

March 31, 2011	Canada	Chile	Total
Cash and cash equivalents	$83,584	$1,139	$84,723
Amounts receivable and prepaid expenses	438	93	531
Due from related party	202	-	202
Property and equipment	103	158	261
	84,327	1,390	85,717
Current Liabilities	646	1,481	2,127
	$83,681	$(91)	$83,590
Net loss – three months ended March 31, 2011	$2,665	$6,561	$9,226

December 31, 2010	Canada	Chile	Discontinued Operations	Total
Cash and cash equivalents	$89,857	$751	$–	$90,608
Amounts receivable and prepaid expenses	418	111	–	529
Property and equipment	73	161	–	234
	90,348	1,023	–	91,371
Current Liabilities	(772)	(924)	–	(1,696)
	$89,576	$99	$–	$89,675
Net loss – three months ended March 31, 2010	$4,363	$5,968	$5,506	$15,837